Exhibit 99.1

PRESS RELEASE

Conclusion of Debt Refinancing to Enhance Capital Structure

SAO PAULO, September 18, 2017 – Atento S.A. (“Atento” or the “Company”) (NYSE: ATTO), the largest provider of customer relationship management and business process outsourcing solutions (CRM/BPO) in Latin America and among the top five providers worldwide, announces that it has concluded the refinancing of the Company’s debt structure. The process included the previously announced issuance of new $400 million Senior Secured Notes (“SSN”), the redemption in full of the Company’s outstanding Senior Secured Notes due 2020 ($300 million), the redemption in full of the Brazilian Debenture due 2019 ($129 million), as well as the arrangement of new $105 million in Revolving Credit Facilities.

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “The successful completion of the refinancing transaction is a direct representation of Atento’s ongoing commitment to maximizing shareholder value. The enhanced capital structure as a result of this transaction will lead to higher financial flexibility and lower the Company’s cost of debt, which will be accretive to EPS and improve liquidity on the balance sheet.”

Mauricio Montilha, Atento´s Chief Financial Officer, said “The debt refinance is estimated to reduce interest expenses by $10-15 million on a normalized basis per annum in 2018. The benefits of the lower cost of debt are expected to begin during the fourth quarter of 2017.”

On August 10, 2017, Atento Luxco 1 S.A., a fully owned subsidiary of Atento S.A, concluded the issuance of the private offering of a 6.125% SSN in total aggregate principal amount of $400 million. The notes mature in August 2022, extending the maturity profile of the Company’s debt structure.

Atento entered into new hedging agreements that will protect 100% of the interest payment of the new SSN. In connection with these transactions, the Company unwound some of the previous hedging structures, realizing a mark-to-market net gain of approximately US$46 million, that will positively impact cash position in the third quarter of 2017, with no expected P&L impact.

Additionally, the Company also increased its liquidity, by arranging new Revolving Credit Facilities in total aggregate amount of $105 million, to replace the existing €50 million facility.

As part of its refinancing process, the Company incurred approximately $20 million of one-off costs, which are expected to be booked during the third quarter of 2017.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Any offers of the SSN will be made only by means of a private offering circular.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, Atento has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for the fourth consecutive year. For more information visit www.atento.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “continue” or similar terminology. These statements reflect only Atento’s current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological

PRESS RELEASE

change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

Shay Chor

+55 11 3293 5926

shay.chor@atento.com

Felipe Joaquim Martins de Souza

+55 11 3779 8053

felipe.souza@atento.com

Media Relations

Maite Cordero

+34 91 740 74 47

media@atento.com